UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.

 (Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F   ☒      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 EXHIBIT INDEX

Exhibit	Description
99.1	Letter to Shareholders
99.2	Sustainability Report
99.3*	Management’s Discussion and Analysis for the twelve months ended December 31, 2014
99.4	Management’s Report to Shareholders
99.5*	Audited consolidated financial statements of the Company and notes thereto for the twelve months ended December 31, 2014
99.6	Shareholder Information

* Previously filed with our Annual Report on Form 40-F on March 9, 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: March 27, 2015	By:	/s/ Ashoka Achuthan
Ashoka Achuthan Chief Financial Officer